November 14, 2018

Dear Mr. Patten,

We, the Board of Directors of GrandSouth Bancorporation, are writing to today to formally request an 18- month delay in provision 4.3 of the Security Purchase Agreement dated February 3, 2016 between GrandSouth Bancorporation (the “Company”) and Wellington Management Company LLP. Included in provision 4.3 is a requirement that the Company become subject to the periodic reporting requirements of Section 13 (by having its Common Stock registered under Section 12 of the Exchange Act) or Section IS(d) of the Exchange Act.

Based on multiple conversations with investors, investment advisors, and accounting firms, we believe this registration would be better timed at a later date, when the Company has grown to a larger asset size and market capitalization. We have made great effort to grow the Company and share price over the 32 months since Wellington Management Company LLP purchased shares in the Company. From the year ended December 31, 2015 to the quarter ended September 30, 2018, the total assets of the Company have grown 74% to $740.3 million. The share price of our Company’s stock has grown to a current price of $18.00 from the $12.00 price at the time of issuance in February of 2016. Additionally, we upgraded to the OTCQX exchange in September of this year to provide additional liquidity to our shareholders.

The annual cost of registration with the SEC is estimated to be between $400 thousand and $500 thousand, annually. This is a significant cost to our Company as we continue to grow the franchise and expand strategically into new markets, and we do not see that there will be significant benefits in share price or share liquidity should we make this next step within the next nine months. We request that this requirement be delayed eighteen months to allow the Company to grow and register with the SEC when the benefits of this change will be greater.

We are committed to adding capital and liquidity and are currently expecting to add $10 million in common equity with accredited individual investors in a capital raise this quarter.

If you would like to meet to address questions or would like additional information, please contact J. B. Garrett by telephone at (864) 527-7170 or by email at jb.garrett@grandsouth.com .. Thank you for your time and consideration.

Sincerely,
Mason Y. Garrett	JB Schwiers	Michael L. Gault
S Hunter Howard, Jr.	John W. Shealy	J. B. Garrett
Anthony W. Morgan Edward M. Rast	J. Calhoun Pruitt Harold E. Garrett	Baety O. Gross

381 Halton Road | PO Box 6548 | Greenville, SC 29607 | Phone 864-770-1000